SEC 15046810 IMISSION

SEC Mail Processing Section MAR 02 2015 Washington DC 404

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2016
Estimated average burden hours per response... 12.00

SEC FILE NUMBER
8-50156

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JP Turner and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1100
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Fisher (404) 479-8115
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven Fisher, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting Schedules for the year ended December 31, 2014, pertaining to JP Turner and Company, LLC (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/15

Signature Date

Finance

Title

02/28/2015

Notary Public

JAMES STEWART
MY COMMISSION EXPIRES
FEB 6 2019
DEKALB CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
(x)	(c)	Consolidated Statement of Income
(x)	(d)	Consolidated Statement of Cash Flows
(x)	(e)	Consolidated Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Consolidated Financial Statements
(x)	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements)
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements.)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JP TURNER & COMPANY, LLC
(SEC I.D. No. 8-50156)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2014

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

J.P. Turner & Company, LLC

Financial Statements and
Supplementary Information
December 31, 2014

J.P. Turner & Company, LLC

Index
December 31, 2014

Page(s)

pwc

Report of Independent Accountants

To Management of J.P. Turner & Company, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of J.P. Turner & Company, LLC for the year ended December 31, 2014, which were agreed to by J.P. Turner & Company, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for J.P. Turner & Company, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments dated July 28, 2014 and February 27, 2015 in the amount of $77,719 and $65,323, respectively, compared to wire payment detail obtained from Steve Fisher, Finance, noting no differences.

2. Compared the Total revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $76,272,451 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company accounts, and from transactions in security futures products, of $14,910,139 to supporting schedule provided by Steve Fisher, Finance, noting no differences.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $487,606 to the supporting schedule provided by Steve Fisher, Finance, noting no differences.

c. Compared deductions on line 2c(6), 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $3,657,920 to the supporting schedule provided by Steve Fisher, Finance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $57,216,787 and $143,042 respectively] of the Form SIPC-7. SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted. The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Steve Fisher, Finance, for procedure 3 and agreed the individual amounts listed on the schedule to the trial balance for the period January 1, 2014 to December 31, 2014. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of J.P. Turner & Company LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 2, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Management of J.P. Turner & Company, LLC:

We have reviewed J.P. Turner & Company, LLC's assertions, included in the J.P. Turner & Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 except as described below related to not promptly transmitting customer funds due to the following reasons:

Exception	Date received	Date forwarded	$ amount	Reason
Exception 1	12/2/2014	12/4/2014	$10,000	Signature missing from application
Exception 2	10/14/2014	10/16/2014	$20,000	Missing signature
Exception 3	10/14/2014	10/16/2014	$50,000	Missing signature
Exception 4	06/18/2014	06/24/2014	$22,775	Signature missing from paperwork

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Atlanta, GA 30309-3851
T: (678) 419 1000, www.pwc.com/us

pwc

Report of Independent Registered Public Accounting Firm

To the Management of J.P. Turner & Company, LLC:

In our opinion, the accompanying statement of financial condition, and the related statements of income, of changes in member's equity, and of cash flows are present fairly, in all material respects, the financial position of J.P. Turner & Company, LLC (the Company) at December 31, 2014 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The supplemental schedule (Computation of Net Capital Under Rule 15c3-1) is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental schedule (Computation of Net Capital Under Rule 15c3-1) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Atlanta, Georgia 30309
T: (678) 419 1400 , F: (813) 741 8142, www.pwc.com/us

J.P. Turner & Company, LLC
Statement of Financial Condition
Year Ended December 31, 2014

ASSETS	
Cash	$ 4,297,602
Receivable from brokers, dealers, and clearing organizations	4,919,075
Commissions receivable	754,922
Securities owned - at fair value (note 3)	465,934
Notes receivable - net of allowancee of $0 (note 4)	617,133
Prepaid expenses	114,714
Fixed assets - net of accumulated depreciation of $33,000	216,496
Clearing deposit - segregated cash	250,000
Other assets	831,041
TOTAL ASSETS	$ 12,466,917
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 3,964,383
Accrued compensation	310,795
Accounts payable, accrued expenses, and other liabilities	2,349,906
Total Liabilities	6,625,084
MEMBER'S EQUITY:	
Member's capital	5,707,981
Retained earnings	133,852
Total Member's Equity	5,841,833
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 12,466,917

The accompanying notes are an integral part of the financial statements.

J.P. Turner & Company, LLC
Statement of Operations
Year Ended December 31, 2014

REVENUES:	
Commissions	$ 67,229,340
Advisory fees	50,726
Asset based fees	248,354
Transaction and other fees	9,552,587
Total revenues	77,081,007
EXPENSES:	
Commissions	57,097,916
Employee compensation and payroll benefits	9,272,291
Technology costs	144,976
Depreciation and amortization	60,000
Interest expense	15,622
Occupancy and equipment	1,464,075
Professional fees and outside services	456,530
Promotional	43,620
Clearing and exchange fees	1,230,608
Other expenses	4,454,140
Total expenses	74,239,778
NET INCOME	**$ 2,841,229**

The accompanying notes are an integral part of the financial statements.

J.P. Turner & Company, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2014

	Paid In Capital	Retained (Deficit) Earnings	Total
BALANCES — January 1, 2014	3,707,981	(2,707,377)	1,000,604
Net income		2,841,228	2,841,229
Capital contributions	2,000,000		2,000,000
BALANCES — December 31, 2014	$ 5,707,981	$ 133,851	$ 5,841,833

The accompanying notes are an integral part of the financial statements.

J.P. Turner & Company, LLC
Statement of Cash Flows
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,841,229
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization of fixed assets	60,000
Amortization of notes receivable	219,948
Changes in operating assets and liabilities:	
Receivables from broker, dealers, and clearing organizations	(750,512)
Commissions receivable	(700,230)
Securities owned - at fair value	(77,610)
Notes receivable	(581,829)
Prepaid expenses	(43,834)
Fixed assets	(30,813)
Other assets	81,717
Commissions payable	(337,307)
Accrued compensation	310,795
Accounts payable, accrued expenses, and other liabilities	(2,015,995)
Net cash used in operating activities	(1,024,441)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	2,000,000
Net cash provided by financing activities	2,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	975,559
CASH AND CASH EQUIVALENTS, January 1, 2014	3,322,043
CASH AND CASH EQUIVALENTS, December 31, 2014	$ 4,297,602

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

JP Turner & Company LLC (JPTLLC or the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and a member of Securities Investor Protection Corporation and the National Futures Association. The Company provides brokerage, investment advisory and planning services, and insurance services to the public nationally through independent advisors. The Company executes most of its customers' transactions on a fully disclosed basis, through an unaffiliated clearing broker dealer, which carries those accounts and securities of the Company's customers.

Effective June 12, 2014, JPTLLC (and their related companies Braves Acquisition LLC and JP Turner & Company Capital Management LLC) became a wholly owned subsidiary of RCS Capital Holdings, LLC (RCS Holdings), which is a wholly owned subsidiary of RCS Capital Corporation (RCAP). The purchase accounting adjustments related to this acquisition are accounted for at the Braves Acquisition, LLC level and not pushed down to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for the fair preparation of the financial statements and related footnotes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09) to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is not publicly traded but because it is an affiliate of RCAP, which is a publicly traded company, ASU 2014-09 will be applicable in 2017. The Company is still evaluating the impact of ASU 2014-09.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments purchased with original maturities of 90 days or less. The Company had approximately $4 million in cash balances as of December 31, 2014 that were in excess of Federal Deposit Insurance Corporation insured limits. Such balances are held at reputable, major financial institutions.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers that arise in the ordinary course of the Company's activities. Due to the short term nature of these receivables, the book value approximates fair value.

Prepaid Expenses and Other Assets

Other assets primarily consist of a clearing deposit with Apex Clearing Corp, prepaid expenses and commission advances. The Company periodically extends credit to its advisors in the form of commission advances. The decisions to extend credit to advisors are generally based on the advisors' ability to generate future commissions. Management reviews all receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the receivables recorded at December 31, 2014 are fully collectable and are therefore stated at net realizable value.

Notes Receivable

The Company loans money to certain of its financial advisors under agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. See Note 4 to these financial statements.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Commissions

The Company records commissions received from securities transactions on a trade-date basis. Commissions from mutual funds, variable annuities, and insurance product purchases transacted directly with the product manufacturers, as well as mutual fund and annuity trailers are estimated for each accounting period and recognized with the passage of time.

Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

Advisory Fees

The Company provides financial planning services to some clients. The fees are then recognized as the financial planning services are rendered.

Asset-Based Fees

Asset-based fees include amounts earned related to client sweep account investments and are recognized when earned.

Transaction and Other Fees

The Company charges transaction fees for executing transactions on behalf of clients. Transaction related charges are recognized on a trade-date basis. Other fee revenue includes fees charged to clients such as individual retirement account maintenance fees, margin interest and confirmation fees, as well as fees charged to financial advisors for contracted services such as affiliation and transaction fees. Other fees are recognized as earned.

Proprietary Securities

Proprietary securities transactions in regular way trades are recorded on the trade date,. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities owned are valued at market value, and securities owned, that are not readily marketable, are valued at fair value as determined by management.

Fixed Assets

Fixed assets (consisting of leasehold improvements and computer and cquipment) are carried at net book value. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2014, there were no transfers between Levels 1, 2 and 3.

The Company also holds an investment in a Real Estate Investment Trust (REIT) whose fair value is based on net asset value. Given the use of unobservable inputs used in the valuation, the REIT investment is classified as Level 3 in the Company's fair value hierarchy.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2014 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned, at fair value				
Equity securities	$ 68,234	$	$	$ 68,234
Certificates of deposit	351			351
State and municipal bonds	400			400
Other	39,789		357,160	396,949
Total	$ 108,774	$	$ 357,160	$ 465,934

The following table presents changes during the year ended December 31, 2014 in Level 3 assets measured at fair value on a recurring basis, and the realized and unrealized gains and losses related to the Level 3 assets in the statement of financial condition as of December 31, 2014.

	Fair Value as of December 31, 2013	Net realized and unrealized gains/(losses)	Purchases	Issuances	Sales	Settlements	Fair Value as of December 31, 2014
Assets:							
Securities owned at fair value - Other	$ -	$ -	$ 357,160	$ -	$ -	$ -	$ 357,160
Total	$ -	$ -	$ 357,160	$ -	$ -	$ -	$ 357,160

If the Company were to initiate a full redemption of its REIT holding, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Withdrawals from investments in partnerships are generally restricted. The following table summarizes details of the REIT investment as of December 31, 2014:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Lightstone Value Plus REIT I	$ 357,160	N/A	Daily	10 days prior to fiscal quarter end

4. NOTES RECEIVABLE

The forgivable notes receivable contain provisions for forgiveness of principal and accrued interest if the financial advisor meets specified revenue production levels or length of service. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreements. The terms of the loans are from four months to seven years. The maturity date of the loan with the latest maturity is March 2021.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and, or any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2014 were as follows:

Beginning balance	$	255,252
Originated loans		641,955
Forgiveness/amortization		(219,948)
Forgiveable loan moved to repayable advance		(60,126)
Ending Balance	$	617,133

5. INCOME TAXES

Prior to the date of acquisition by RCS Holdings, the Company was a Limited Liability Corporation that had elected to be taxed as an S Corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected.

The Company files tax returns in various state jurisdictions. The Company will be open to audit under the statute of limitations by the Internal Revenue Service for its 2011 and 2012 tax years. The Company's state income tax returns will be open to audit under the statute of limitations for 2010 to 2014.

6. EMPLOYEE BENEFIT PLANS

The Company has adopted a profit sharing plan with a 401(k) feature covering substantially all employees. Contributions by the Company are at the discretion of the members. No Company contributions were authorized for 2014.

7. CAPITAL CONTRIBUTIONS

The Company received capital contributions in the aggregate amount of $2,000,000 on January 9, 2014 from owners, prior to the June 2014 acquisition by RCS Holdings.

8. RELATED PARTY TRANSACTIONS

The Company's errors and omissions insurance policy is owned by a related company. The Company pays a portion of the annual premium to the related company each month. The amount of payments to the related company for the year ended December 31, 2014 was approximately $1,118,000 and is included within other expenses.

The Company earns commission and marketing reallowance revenue from other entities under common control. At December 31, 2014, outstanding receivables from affiliates in connection with these transactions of $119,214 were included in commissions receivable. During the period June 13 to December 31, 2014 the Company recognized revenue of $11,355,009 and $1,664,025, which is included in commissions and transaction and other revenues, respectively.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. Total rent expense for all operating leases was approximately $721,000 for the year ended December 31, 2014. The following table shows the future annual minimum rental payments due:

	Year Ended December 31,
2015	$ 252,685
2016	722,137
2017	812,965
2018	813,074
2019	833,527
Thereafter	5,867,146
Total	$ 9,301,534

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to certain matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, errors and omissions, and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2014, the Company recorded legal reserves related to several matters of $1,675,294 in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

Defense costs with regard to legal proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

The Company paid settlements of approximately $3,800,000 in 2014.

There are also cases that are "reasonably possible", but we cannot provide a reasonable estimate; generally, arbitrations or other matters.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as

defined not exceed 15 to 1. The Company has elected to use the basic method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital of $3,378,504, which was $2,936,810 in excess of required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 196.10%.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2014, the Company complied with all such requirements.

11. REGULATORY REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with an unaffiliated clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. The Company claims exemption from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3. The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(ii).

12. SUBSEQUENT EVENTS

Management evaluated activity of the Company through March 2, 2015, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

Supplementary Information Required
By Rule 17a-5 of
the Securities and Exchange Commission

Net Capital		
Total members' equity qualified for net capital	$	5,841,833
Deduction for non-allowable assets		(2,394,274)
Net Capital (deficit), before haircuts		3,447,559
Haircuts on securities		(69,055)
Net Capital (deficit)	$	3,378,504
Aggregate Indebtedness:		
Total liabilities, less securities sold not yet purchased	$	6,625,083
Computation of Basic Net Capital Requiremen:		
Minimum net capital requirement at 6.67% of aggregate indebtedness	$	441,694
Minimum regulatory net capital requirement	$	250,000
Excess Net Capital	$	2,936,810
Ratio of aggregate indebtedness to net capital		196.10%

There are no material differences between this computation and that filed with the Company on Securities and Exchange Commission unaudited Form X17A-5 as of December 31, 2014, as filed on March 2, 2015.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JP Turner & Company LLC
3060 Peachtree Rd NW
11th Floor
Atlanta, GA 30305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Fisher (404) 479-8115

2. A. General Assessment (item 2e from page 2)		$ 145,063
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/28/14 Date Paid		(77,719)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		67,344
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 67,344
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$67,344	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JP Turner and Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 15.

Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$77,081,007
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,910,139
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	487,606
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3,657,920
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	19,055,665
2d. SIPC Net Operating Revenues	$58,025,342
2e. General Assessment @ .0025	$145,063
	(to page 1, line 2.A.)